EXHIBIT 3.1

SOUPMAN, INC.

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CERTIFICATE OF DESIGNATIONS, RIGHTS AND PREFERENCES

OF THE SERIES C CONVERTIBLE PREFERRED STOCK

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I, Robert N. Bertrand, President of Soupman, Inc., a Delaware corporation (hereinafter called the "Corporation"), pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, hereby makes this Certificate of Designation under the corporate seal of the Corporation and hereby states and certifies that pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors duly adopted the following resolutions:

RESOLVED, that there shall be a series of shares of the Corporation designated “Series C Convertible Preferred Stock”; that the number of shares of such series shall be 2,500,000 and that the rights and preferences of such series (the "Series C Preferred") and the limitations or restrictions thereon, shall be as set forth herein;

The following shall be adopted and incorporated by reference into the foregoing resolutions as if fully set forth therein:

1.

Number of Shares.  The number of shares constituting the Series C Preferred is hereby fixed at Two Million Five Hundred Thousand (2,500,000).

2.

Stated Capital.  The amount to be represented in stated capital at all times for each share of Series C Preferred shall be its par value of $.001 per share.

3.

Liquidation Rights.  In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of Series C Preferred shall be entitled to receive, prior and in preference to any distribution of any assets of the Corporation to the holders of the Common Stock, the amount of $0.40 (the "Liquidation Preference") per share plus any and all accrued but unpaid dividends.  A Reorganization (as defined in section 4(e) below) shall not be deemed to be a liquidation, dissolution or winding up within the meaning of this section 3.

4.

Conversion.  The holders of the Series C Preferred shall have optional conversion rights as follows:

(a)

Right to Convert.  The Series C Preferred shall be convertible, at any time at the option of the holder thereof, into shares of fully paid and non-assessable shares of Common Stock at a conversion price equal to $0.02 (the “Conversion Price”), subject to adjustment as provided in Section 4(d) below.  The number of shares of Common Stock issuable upon the conversion of each share of Series C Preferred shall be equal to the number of shares determined by dividing the Liquidation Preference by the Conversion Price then in effect.

(b)

Mechanics of Conversion.  To convert shares of Series C Preferred into shares of Common Stock under Section 4(a), the holder shall give written notice to the Corporation (which notice may be given by facsimile transmission) that such holder elects (with the right to revoke) to convert the shares and shall state therein date of the conversion, the number of shares to be converted and the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued.  Promptly thereafter, the holder shall surrender the certificate or certificates representing the shares to be converted, duly endorsed, at the office of the Corporation or of any transfer agent for such shares, or at such other place designated by the Corporation; provided, that the holder shall not be required to deliver the certificates representing such shares if the holder is waiting to receive all or part of such certificates from the Corporation.  The Corporation shall immediately issue and deliver to or upon the order of such holder, against delivery of the certificates representing the shares which have been converted, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled.

(c)

Reservation of Stock Issuable Upon Conversion.  The number of authorized but unissued shares of Common Stock as of the date of this Certificate of Designation is not sufficient to effect the conversion of all then outstanding shares of the Series C Preferred. The Corporation agrees to take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain any requisite shareholder approval. Thereafter, the Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series C Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series C Preferred.

(d)

Subdivision of Combination of Common Stock.  In the event that the Corporation at any time or from time to time shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

(e)

Reorganization or Merger.  In case of any reorganization or any reclassification of the capital stock of the Corporation or any consolidation or merger of the Corporation with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Corporation to any other person (other than a sale or transfer to a wholly-owned subsidiary of the Corporation) (each a “Reorganization”), then, as part of such reorganization, consolidation, merger or sale, provision shall be made so that each share of Series C Preferred shall thereafter be convertible into the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of Common Stock deliverable upon conversion of such share of Series C Preferred would have been entitled upon the record date of (or date of, if no record date is fixed) such event and, in any case, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series C Preferred to the end that the provisions set forth herein shall thereafter be applicable, as nearly as equivalent as is practicable, in relation to any shares of stock or the securities or property (including cash) thereafter deliverable upon the conversion of the shares of Series B Preferred.

5.

Voting Rights.  Except as provided by law, the holders of Series C Preferred Stock shall vote together with holders of the Common Stock of the Corporation as a single class on an as converted basis on any matter presented to the Common Stock holders of the Corporation for their action or consideration at any meeting of such stockholders of the Corporation (or by written consent of the stockholders in lieu of a meeting).

IN WITNESS WHEREOF, Soupman, Inc. has caused this Certificate of Designations to be signed by Robert Bertrand, its President on this 14th day of January, 2016.

SOUPMAN, INC.

By:	/s/ Robert N. Bertrand
Name:	Robert N. Bertrand
Its:	President

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